Exhibit 99.1

BANCO INTER S.A.

Publicly-Held Company with Authorized Capital (Category "A") - CVM Code 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE: 31.300.010.864

NOTICE TO MARKET

INTER RELEASES ITS 2021 ANNUAL REPORT

BANCO INTER S.A. (B3: BIDI3, BIDI4 and BIDI11) (“Inter”), released today its 2021 Annual Report, in accordance with best international reporting practices, following the Essential standard of the Global Reporting Initiative (GRI), the standard of Sustainability Accounting Standards Board (SASB), and the Integrated Reporting framework, proposed by the International Integrated Reporting Council (IIRC). The 2021 Annual Report was audited by Ernst & Young.

To access the full report, click here.

Belo Horizonte, May 30, 2022.

HELENA LOPES CALDEIRA

CFO AND INVESTOR RELATIONS DIRECTOR